UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 3)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

D.E MASTER BLENDERS 1753 N.V.

(Name of Subject Company)

D.E MASTER BLENDERS 1753 N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robin Jansen

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20-558-1014

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

A. Peter Harwich	Onno van Klinken
Allen & Overy LLP	General Counsel & Secretary
1221 Avenue of the Americas	Oosterdoksstraat 80
New York, New York 10020	1011 DK Amsterdam
+1 (212) 610-6300	The Netherlands
+31 20-558-1753

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 3 amends and supplements the Solicitation/Recommendation on Schedule 14D-9 initially filed with the SEC on June 6, 2013 (as previously filed with the SEC, as the same may have been or may be further amended or supplemented from time to time and, together with the exhibits and annexes attached hereto, this “Statement”) relating to the ordinary shares, nominal value of EUR 0.12 per share, of DEMB.

In response to the SEC’s comments regarding the Schedule 14D-9 filed on June 19, 2013, DEMB is amending the Position Statement, as filed as Exhibit (a)(2), to clarify the source of the financial projections in footnote 2 of page 10 and to delete certain disclamatory language on pages 2 and 17. To reflect the changes described below, DEMB is filing a revised position statement as Exhibit (a)(23). These changes do not affect the Board’s Recommendation, as described in Paragraph 8 of the Position Statement.

Items 2 through 8.

Items 2 through 8 are hereby amended and supplemented as follows:

Footnote 2 of page 10 of the Position Statement is hereby amended in its entirety to read as follows:

“EBITDA and net profits for DEMB are based on broker reports prepared by UBS, Goldman Sachs, Rabobank, Morgan Stanley, ABN AMRO, Exane BNP Paribas, Citigroup, Kepler and ING issued before March 27, 2013, which reports forecasted financials on an “adjusted” basis (i.e. pre-exceptional items). Forecasted adjusted EBITDA and forecasted adjusted net profit were calculated by averaging the forecasts from the broker reports and adjusting them to reflect a December, rather than June, year end. These forecasts differ from the forecasts provided on page 18 because the former are based on broker reports while the latter were prepared by DEMB senior management and provided to JAB on 27 March 2013, as described on page 17.”

The Position Statement is hereby further amended by deleting (i) the last sentence of the first full paragraph of page 2 and (ii) the last two sentences of the fifth paragraph of page 17.

Item 9. Exhibits

Item 9 of the Statement is hereby amended to add the following exhibit:

(a)(23)	Revised position statement incorporating SEC comments.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D.E MASTER BLENDERS 1753 N.V.

/s/ Michel M.G. Cup
Michel M.G. Cup
Chief Financial Officer

Date: June 27, 2013